Exhibit 4.9

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Unless otherwise stated or the context otherwise requires, references in this summary to “GAMCO,” “we,” “our,” or “us” refer to GAMCO Investors, Inc. and its direct and indirect subsidiaries, while references to “GAMCO Investors, Inc.” refer only to the holding company on an unconsolidated basis.

GAMCO Investors, Inc. has Class A common stock registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The authorized capital stock of GAMCO consists of 100,000,000 shares of Class A common stock, 100,000,000 shares of Class B common stock, and 10,000,000 shares of preferred stock.  The following is a summary of the material terms of GAMCO’s Class A common stock. This summary is qualified in its entirety by reference to GAMCO Investors Inc.’s Amended and Restated Certificate of Incorporation (the “Charter”) and Amended and Restated By-laws, as amended (the “By-laws”), which are incorporated herein by reference as Exhibit 3.1 and Exhibit 3.2 through Exhibit 3.4, respectively, to GAMCO Investors, Inc.’s Annual Report on Form 10-K of which this Exhibit 4.9 is a part. We encourage you to read the Charter, the By-laws and applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

DESCRIPTION OF CLASS A COMMON STOCK

Voting Rights. The holders of Class A common stock and Class B common stock have identical voting rights except that:

(i)	holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders; and
(ii)	holders of Class A common stock are not eligible to vote on matters relating exclusively to Class B common stock and vice versa.

Holders of shares of Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors to the board of directors of GAMCO Investors, Inc. (the “Board”). Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes that are entitled to be cast by the holders of all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to the Charter generally must be approved by a majority of the combined voting power of all Class A common stock and Class B common stock voting together as a single class. Amendments to the GAMCO Charter that would alter or change the powers, preferences or special rights of the Class A common stock or the Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Dividends. Holders of Class A common stock and Class B common stock will receive an equal amount per share in any dividend declared by the Board, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Class A common stock and Class B common stock may be paid only as follows:

(i)	shares of Class A common stock may be paid only to holders of Class A common stock and shares of Class B common stock may be paid only to holders of Class B common stock; and
(ii)	shares will be paid proportionally with respect to each outstanding share of Class A common stock and Class B common stock.

Other Rights. On liquidation, dissolution or winding up of GAMCO Investors, Inc., after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

In the event of any corporate merger, consolidation, purchase or acquisition of property or stock, or other reorganization in which any consideration is to be received by the holders of Class A common stock or the holders of Class B common stock as a class, the holders of Class A common stock and the holders of Class B common stock will receive the same consideration on a per share basis; except that, if such consideration shall consist in any part of voting securities (or of options or warrants to purchase, or of securities convertible into or exchangeable for, voting securities), the holders of Class B common stock may receive, on a per share basis, voting securities with up to ten times the number of votes per share as those voting securities to be received by the holders of Class A common stock (or options or warrants to purchase, or securities convertible into or exchangeable for, voting securities with up to ten times the number of votes per share as those voting securities issuable upon exercise of the options or warrants, or into which the convertible or exchangeable securities may be converted or exchanged, received by the holders of Class A common stock). Accordingly, except with respect to voting rights, the holders of Class B common stock will not receive greater value than the holders of Class A common stock in an extraordinary corporate transaction involving GAMCO Investors, Inc.

Listing. The Class A common stock is listed on the NYSE under the symbol “GBL.”

Transfer Agent and Registrar. The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.